Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® to Participate in Danone-Led Strategic
Investment Round in Cultured Milk Company Wilk Technologies

Rehovot, Israel, April 3, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, today announced its participation in a strategic investment round in Wilk Technologies Ltd. (TASE: WILK), alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more).

As part of the investment, Steakholder Foods will purchase ordinary shares of Wilk in the amount of $450,000 at a 15% discount below their 45-day average closing price, giving the company a 2.5% stake in Wilk. In parallel with this investment, Steakholder Foods aims to identify synergies with Wilk, including various types of strategic cooperation with the company surrounding Steakholder Foods’ proprietary biology and printing technologies.

Arik Kaufman, CEO of Steakholder Foods, commented: “We’re extremely excited to announce our strategic collaboration with Wilk. As part of our commitment to sustainable foods solutions, we see this collaboration as another step in expanding Steakholder Foods’ growing contribution to the Food-Tech ecosystem and a strategic step in the optimization of our investment and holding structure.”

About Wilk:

Wilk operates at the crossroads of Biotech and Food-Tech, developing technologies for producing cultured human breast and animal milk. Having launched operations in 2020, the company holds a number of patent applications and an approved patent, on laboratory production processes that replicate the milk-producing cells of humans and other mammals to create 100% real milk and milk components in laboratory settings. Wilk is publicly traded on the Tel Aviv Stock Exchange under the ticker symbol “WILK.”

About Steakholder Foods®

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing a variety of beef, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ contemplated investment in and collaboration with Wilk Technologies, including the associated opportunities and potential expansion of Steakholder Foods’ position in the Food-Tech industry, expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com